Filed by: ACE Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation

Commission File No. 001-08661

The following is a transcript of the second quarter 2015 earnings conference call and webcast hosted by ACE Limited on July 22, 2015 at 8:30 a.m. (EDT).

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EDITED TRANSCRIPT

ACE - Q2 2015 ACE Ltd Earnings Call

EVENT DATE/TIME: JULY 22, 2015 / 12:30PM GMT

OVERVIEW:

Co. reported 2Q15 after-tax operating income of $788m or $2.40 per share.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

CORPORATE PARTICIPANTS

Helen Wilson ACE Limited - Senior VP of IR

Evan Greenberg ACE Limited - Chairman and CEO

Phil Bancroft ACE Limited - CFO

John Keogh ACE Limited - Chairman, ACE Overseas General

Sean Ringsted ACE Limited - Chief Risk Officer and Chief Actuary

CONFERENCE  CALL  PARTICIPANTS

Michael Nannizzi Goldman Sachs - Analyst

Ryan Tunis Credit Suisse - Analyst

Charles Sebaski BMO Capital Markets - Analyst

Sarah DeWitt JPMorgan - Analyst

Kai Pan Morgan Stanley - Analyst

Brian Meredith UBS - Analyst

Jay Gelb Barclays Capital - Analyst

Meyer Shields Keefe, Bruyette & Woods - Analyst

Larry Greenberg Janney Capital Markets - Analyst

Ian Gutterman Balyasny Asset Management - Analyst

Jay Cohen BofA Merrill Lynch - Analyst

PRESENTATION

Operator

Good day and welcome to ACE Limited’s second-quarter 2015 earnings call. Today’s call is being recorded.

(Operator Instructions)

For opening remarks and introductions, I would like to turn the call over to Helen Wilson, Investor Relations.

Helen Wilson - ACE Limited - Senior VP of IR

Thank you. And welcome to the ACE Limited June 30, 2015 second-quarter earnings conference call. My report today will contain forward-looking statements, including statements relating to Company and investment portfolio performance, pricing and business mix, economic and insurance market conditions, including foreign exchange and completion and integration of acquisitions, all of which are subject to risks and uncertainties. Actual results may differ materially.

Please refer to our most recent SEC filings, as well as our earnings press release and financial supplement, which are available on our website for more information on factors that could affect these matters. This call is being webcast live and the webcast replay will be available for one month. All remarks made during the call are current at the time of the call and will not be updated to reflect subsequent material developments.

Now I’d like to introduce our speakers. First we have Evan Greenberg, Chairman and Chief Executive Officer, followed by Phil Bancroft, our Chief Financial Officer. Then we’ll take your questions. Also with us to assist with your questions are several members of our Management team.

Now it’s my pleasure to turn the call over to Evan.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

Evan Greenberg - ACE Limited - Chairman and CEO

Good morning. ACE produced excellent second-quarter results with earnings per share essentially flat with prior year. Earnings and revenue growth were strong in spite of foreign exchange and market conditions that are growing more competitive.

After-tax operating income for the quarter was $788 million or $2.40 per share. Our annualized operating return on equity was 11.4%, a good return -- a good return on shareholder capital. Underwriting results in the quarter were excellent. We produced $478 million of total P&C underwriting income; flat with prior year and up 5 1/2% on a constant-dollar basis.

The P&C combined ratio was 87.7%, and the P&C current accident- year combined ratio, excluding cat losses, was 88.4% versus 88.7% prior-year. Cat losses were up relative to prior year by $44 million pretax, as a result of increased cat activity around the world. And positive prior period reserve development was up modestly as well. All divisions produced outstanding calendar year and current accident year results in the quarter. This was the first quarter that included the contributions of the Fireman’s Fund US high network business, which contributed to both revenue and earnings, including a $15 million nonrecurring benefit to operating income. On the other hand, foreign exchange negatively impacted operating income by $29 million.

We produced $562 million investment income, up 3% in constant dollars. This is a very good result given the interest rate environment and speaks to our strong cash flow. Book value per share growth was flat in the quarter, affected by the impact of a rise in interest rates on our corporate bond portfolio. Frankly, if sustainable, I view this as a positive. The mark-to-market hit is simply a question of timing since we are essentially a buy-and-hold bond investor, while higher rates mean greater investment income over time. Phil will have more to say about the impact of Fireman’s Fund on revenue and earnings, our investment portfolio, prior year’s reserve development, and cat losses.

The big news in the quarter obviously was our announced agreement to acquire Chubb. And I must tell you, I am even more excited and convinced of the potential opportunity and the fit in terms of talent and complementary capabilities. The senior leadership of both Companies met for two and half days last week for integration planning purposes and the chemistry, the optimism, the energy, and the earnestness to succeed could not have been better. I am awfully impressed by the Chubb leadership my colleagues and I met. They are peers. We are moving quickly. We have initiated the process for teams to be engaged on integration planning that covers all businesses in functional areas of both companies. We are planning to file an S4 by the end of the month and following that, will each set the date for shareholders votes which should occur somewhere between the end of September and the end of October. Were preparing to file for regulatory approvals and, as we said, we expect the transaction to close in the first quarter of 2016.

Turning to revenue growth. Global P&C net premiums, excluding agriculture, grew about 6 1/2% in the quarter, or over 13% on a constant-dollar basis. The assumption of the unearned premium from the enforced Fireman’s Fund portfolio contributed about 6 1/2% to this growth and it is nonrecurring. Once again, we expect global P&C premium revenue growth on a published basis for the balance of the year will be mid-single-digit in spite of foreign exchange.

In North America, net premiums for P&C, excluding crop, and the non-recurring premiums from the Fireman’s Fund transaction, grew 6% in constant dollars. In both our large commercial business, ACE USA, and in Ace Westchester E&S, net premiums declined about 4%. There were some one-time items in 2014 that distorted second-quarter growth, and as such, we expect premium growth in our US commercial business to improve for the balance of the year. We grew over 20% in ACE Commercial Risk Services, which serves small to mid-market clients.

Turning to our international operations, P&C net premiums and ACE International were up over 11% in constant dollars. Latin America and Asia had strong growth with net premiums up 25% and 14% respectively, while premiums in Europe were down 1%. In our London-based E&S business, premiums were down 16% as we [shed] business in an increasingly competitive London wholesale market. In our A&H insurance business, net premiums were up over 4% globally in constant currency. A&H premiums internationally were up about 5%, led by Asia with growth of 17%. Premiums for Combined Insurance were up about 3 1/2%, with our North American business up nearly 6%. Net premiums for personal lines globally, excluding the nonrecurring premium from Fireman’s Fund, were up 46%. Our Asia-focused international life insurance business had a good quarter, with net premiums up 7 1/2% in constant currency. And finally, in our Global Re business, net premiums declined 6% due to market conditions.

I want to now say a few more words about current commercial P&C insurance market conditions. The underwriting environment continued to soften in the quarter for our commercial P&C business globally. As I’ve been saying, the underlying pattern we have seen over the last few quarters is that large-account business is more competitive than mid-sized; wholesale is more competitive than retail; and property more so than casualty related.

Taking our US commercial P&C business by its components, and starting with our large and upper middle market retail business, ACE USA general and specialty casualty related pricing was up 2% in the corner and varied by line. For example, large account risk management related casualty pricing was up less than 1%. Excess casualty was up about 2 1/2%. Foreign casualty pricing was up 0.5%. And management and professional liability pricing was flat. Property-related pricing was down 10%, a steeper decline from prior quarter.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

New business activity slowed as expected. And renewal retention levels are good. Both reflect market conditions and our underwriting discipline. We will not chase under priced business. For our US retail business, the renewal retention rate, as measured by premium, was 89%.

Turning to our US E&S business, casualty rates were up less than 1% in the quarter. Professional lines was up 2%, while property was down about 10%. Internationally, commercial P&C insurance market conditions also grew more competitive. Again, for the business we wrote, casualty rates were down 2%; property was down 7%; and financial lines were down 4%. Rates in both Asia and Latin America overall were down 7%, led by property, while rates on the continent in the UK were down 2%. In our London market E&S business, rates were down 8% in the quarter.

For our commercial P&C business, we are ameliorating the impact of pricing on our combined ratio through a combination of mix-shift, targeting classes with better margin, portfolio management that informs underwriting actions, including tighter individual risk selection and pricing actions in more stressed areas, as well as better marketing and new product innovation. As you know, personal lines of all commercial and A&H are about 40% of ACE’s business, and for these lines rates were flat to up mid-single-digit, depending on portfolio and territory. John Keogh, John Lupica and Juan Andrede can provide further color on market conditions and pricing trends.

In summary, we produced good results this quarter, despite the strong dollar. As you can see, given our breadth of product, customer segment, distribution and territory, we continue to capitalize on areas that represent attractive opportunities to grow profitably.

With that I’ll turn the call over to Phil and then we’ll come back and take your questions.

Phil Bancroft - ACE Limited - CFO

Thanks, Evan. Book value per share grew 0.5% for the quarter and 1.4% for the year. Book value growth for the quarter was adversely impacted by rising interest rates which resulted in realized and unrealized losses in our investment portfolio of $602 million after tax. These losses were partially offset by favorable foreign currency movements of $103 million after tax and realized gains of $102 million after tax related to our variable annuity reinsurance business. Tangible book value per share declined 1.5% for the quarter and increased 0.3% for the year. In addition to net realized and unrealized losses and favorable FX for the quarter, tangible book value per share was negatively impacted by goodwill and intangibles related to the Fireman’s Fund acquisition. Excluding the impact of the acquisition, tangible book value per share increased 0.5% for the quarter, and 2.3% for the year.

We had strong operating cash flow of $816 million that benefited net investment income. Investment income of $562 million, which was impacted negatively by $11 million of foreign exchange versus prior-year, was better than expected due to higher private equity distributions and call activity in our corporate bond portfolio. Our strong cash flow will continue to benefit our estimated quarterly investment income run rate of $550 million, even with current new money rates of 2.9% versus our current book yield of 3.6%. The estimated investment income run rate is subject to variability in portfolio rates, call activity, private equity distributions, and foreign exchange. Our net loss reserves were up about $100 million for the quarter after adjusting for foreign exchange and the Fireman’s Fund acquisition. The paid-to-incurred ratio was 94%.

In the quarter, we had net positive prior-period development of $153 million pretax, approximately half from long-tail lines, principally from 2010 in prior years. The remainder was from short-tail lines. Cat losses were $106 million after tax in the quarter, primarily from a number of US weather events, hailstorms in Australia, and floods in Chile.

North American P&C net premiums written included $252 million from the transfer of the Fireman’s Fund’s business in force at the time of the transaction. Underwriting income included $50 million from Fireman’s Fund that will be nonrecurring in 2016. This amount is the result of eliminating the deferred-acquisition costs or DAC, associated with the Fireman’s Fund’s business at the time of the close as part of purchase accounting. Future amortization of the DAC is also eliminated.

The North American current accident year combined ratio, excluding cats, and the nonrecurring underwriting benefit from Fireman’s Fund, was 87.9% compared with 87.3% last year. The nonrecurring underwriting benefit from Fireman’s Fund was partially offset by purchase accounting intangible amortization, included in other income, of $29 million. This produced a nonrecurring net operating income benefit from the enforced business, as Evan noted, of $15 million. Total capital return to shareholders during the quarter was $610 million, including $390 million of share repurchases and $220 million in dividends. The Company has discontinued its share repurchase program in connection with the announced planned acquisition of Chubb.

I’ll turn the call back to Helen.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

Helen Wilson - ACE Limited - Senior VP of IR

Thank you, Phil. At this point, we’ll be happy to take your questions.

QUESTION AND ANSWER

Operator

Thank you.

(Operator Instructions)

Michael Nannizzi, Goldman Sachs.

Michael Nannizzi - Goldman Sachs - Analyst

Evan, I just have one question. You mentioned you just came back from meeting with Chubb management for a couple days. As far as Chubb’s business, I mean, obviously, expense issues, there’s certainly a different brand presence in personal lines. How do you balance maintaining that brand with talking about expense synergies and looking to optimize on that front? Thanks.

Evan Greenberg - ACE Limited - Chairman and CEO

Yes, Michael, good question.

Expense synergies aren’t about, in some blind way, simply trying to get every dollar of efficiency in a sterile view out of it. Chubb, as ACE does, each have virtues to their models and their franchise as to how they operate. The core of Chubb is an agency franchise. And a smaller customer segment, more work intensive, very local. The service model, very high quality, local service, in both underwriting and in claims.

We’re very mindful of all of that. And so when you look at it and when you take that, you can’t also say, Well, service is simply a mindless word for a shield against inefficiency. There’s a tremendous duplication of expenses between the two companies in functions where you don’t need two of everything. And that varies by geography; that varies by function; that varies by business.

And we didn’t use just some arbitrary rule of thumb when we came to our target number of $650 million. It’s a conservative, thoughtful estimate. We went function by function, geography by geography. We’ve done many acquisitions before. And I don’t mind telling you that we actually came up with an even higher number.

But being mindful that we’re going to balance culture, we’re going to balance service and quality and what the franchise is about, with a competitive profile of the combined companies that necessarily will operate efficiently. All of that together mixes to how we’ve arrived at what we think is a thoughtful target.

Michael Nannizzi - Goldman Sachs - Analyst

Great. Thanks.

And then, Phil, I guess one follow-up on just a numbers question. It looked to be the expense ratio in North America was a little bit lower in the quarter and then looking for some noise in ag. Was there anything unusual in the quarter? And I’m guessing -- I wonder if some of the Fireman’s Fund adjustments went through as a contract expense potentially? Maybe some color on that. Thanks.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

Phil Bancroft - ACE Limited - CFO

With respect to agriculture, I think Evan said a few quarters ago that we’d expect a combined ratio of about 91%; and we’re close to that. We have changed a little bit the timing of the recognition of the premium recognition as it relates to the government program. And we’ve made some additional investments in our non-MPCI, P&C agriculture business. So I would say nothing significant.

Michael Nannizzi - Goldman Sachs - Analyst

Okay, great. And then do you have an underlying ex-Fireman’s Fund adjustment, like just so we can square that away for the quarter?

Phil Bancroft - ACE Limited - CFO

When you say under, do you mean --

Michael Nannizzi - Goldman Sachs - Analyst

The extra $49 million- -- yes, so you have the $49 million. Obviously, you have the goodwill in there as well, but just to make sure. t seemed like about 130 basis points. Is that (multiple speakers) --

Evan Greenberg - ACE Limited - Chairman and CEO

We gave you an 87.9% ex-cat current accident year combined ratio versus last year of 87.2% for North America PNC. And so that’s eliminating that one-time, (multiple speakers) --

Michael Nannizzi - Goldman Sachs - Analyst

Oh, that is; okay.

Evan Greenberg - ACE Limited - Chairman and CEO

Does that help you with that?

Michael Nannizzi - Goldman Sachs - Analyst

That’s the answer I needed. Thank you.

Operator

Ryan Tunis, Credit Suisse.

Phil Bancroft - ACE Limited - CFO

Good morning. Hello?

Operator

(Operator Instructions)

Helen Wilson - ACE Limited - Senior VP of IR

Let’s move to the next person, Operator, please.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

Operator

Ryan Tunis, Credit Suisse.

Evan Greenberg - ACE Limited - Chairman and CEO

Move to the next one, Operator, please.

Operator

Go ahead, Ryan.

Ryan Tunis - Credit Suisse - Analyst

Hello.

Helen Wilson - ACE Limited - Senior VP of IR

Go ahead, Ryan.

Ryan Tunis - Credit Suisse - Analyst

Hey, sorry. Can you guys hear me?

Helen Wilson - ACE Limited - Senior VP of IR

Yes.

Ryan Tunis - Credit Suisse - Analyst

Sorry about that. I just wanted to ask, on the Chubb international business, I think there’s three or four bill of premium there. And I was just hoping maybe for some detail on how ACE thinks they may be able to leverage its own international business and maybe improve the profitability there, because I think it’s been somewhat of an underearner in the past relative at least to their broader personal lines.

Evan Greenberg - ACE Limited - Chairman and CEO

Yes. As I’m sure you know, a minority percentage of that business is personal lines actually. And it’s more commercial lines and specialty on some large account, but quite middle-market oriented. And Chubb has an old network and has been at it for a long time. There will be a lot of efficiency we will gain between the two operations because they are a duplication.

Our plan is to integrate Chubb’s international business into ACE’s. So we will have only one statutory entity in the geographies; and the vast, vast majority of those will be ACE entities. Canada is an exception. We will integrate ACE into Chubb up in Canada.

There are many good people in Chubb’s international operation. And so along with that business, there is a marginal cost. You’ve got to be able to service that business. And you’ve got to be able to underwrite it; you’ve got insight into distribution of it. There are a lot of good people who are going to bring a lot of value to ACE’s international operation along with that business.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

As I said, it’s marginal cost; and we will, at the same time, eliminate duplication of cost and function across geographies. In particular what we see, and we can see it by specific geographies, is that there is real opportunity internationally, given what they have built in middle-market in particular in certain territories. To take advantage of that and add meaningfully to product, add meaningfully to the leverage of some of that talent to help in some other tangential territories that are around the countries where that talent resides now. I hope that helps you with it.

Ryan Tunis - Credit Suisse - Analyst

Yes, that’s helpful, Evan. Thanks.

And I guess my follow-up is on US personal lines. And just trying to understand -- obviously ACE and Chubb have different products. And how do we think about, with the two entities coming together, are we going to see just Chubb’s product’ or is there a place for both products?

And a broader question, I guess, is what’s been the reaction so far from independent agents in personal lines, given two of the biggest high net-worth providers announced a combination?

Evan Greenberg - ACE Limited - Chairman and CEO

You can’t see my colleagues shaking their heads around the room. We’re puzzled by the question -- by the comment, with all due respect, of different product. They’re substantially the same product. We’re both covering the needs of a high-net-worth customer.

Each of us may have a slightly different risk appetite, depending on cohort of customer. ACE may have been focused a little more on international. Chubb has capabilities in product that is very old and very deep. And so, frankly, we actually see the product integration as very complementary and quite comfortable.

For agents and brokers, they want to know that we’re going to behave in a similar way. They want to know that we’re going to covet Chubb’s claims capability and service, which is simply renowned. And I can guarantee you we’re going to do that. And they’ll be leading those efforts.

And so, frankly, we think, for agents, it brings them a superior ultimate offering. Agents want to know that we’re going to maintain compensation structures and that, by the way, we’re going to keep the independent agency system as a centerpiece of distribution here for the customers. And we’re being loud and clear that that is without a doubt. And so I think in this case, it’s good news for agents and for brokers and for customers (multiple speakers) --

By the way, the two of us, on one hand, may appear significant in that business. On the other hand, it depends on how you define the business. The cohort of high-net-worth personal lines potential customers, in our own estimation, is north of $40 billion. And it resides on the books of so many traditional personal lines carriers around the United States.

And our objective is to identify those customers and make them aware of our offerings and give them product that’s more appropriate to their needs for many of them than what they have today.

Ryan Tunis - Credit Suisse - Analyst

Okay. And from the product standpoint, I just wanted to confirm that, broadly speaking, there’s not a big difference in price point of what ACE was offering than Chubb? I guess that’s what more what I was getting at.

Evan Greenberg - ACE Limited - Chairman and CEO

You know, Ryan, that really varies. That varies by state, by company that is writing, by vintage of policyholder. And, as you know, there’s tier pricing that is employed that allows you to more finely risk rate the business. And I think that’s where a lot of that noise that you might see from the outside arises. But clear-eyed and thoughtful underwriters in portfolio management know how to rationalize that. And it’s not as chaotic as you might imagine from the outside at all.

Ryan Tunis - Credit Suisse - Analyst

Thanks a lot, Evan.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

Evan Greenberg - ACE Limited - Chairman and CEO

You’re welcome.

Operator

Ladies and gentlemen, I apologize for the -- we had some technical difficulties. Anyone that was previously in the queue, please press star 1 at this time to reprompt for a question.

(Operator Instructions)

Charles Sebaski, BMO Capital Markets.

Evan Greenberg - ACE Limited - Chairman and CEO

Charles, can you hear us?

Charles Sebaski - BMO Capital Markets - Analyst

Hello? I can hear you.

Evan Greenberg - ACE Limited - Chairman and CEO

Okay, now I can hear you.

Charles Sebaski - BMO Capital Markets - Analyst

All right; thanks. Good morning.

I had a question on the growth strategy with you and Chubb, and I guess on the product line. I was wondering if you could give, not on the personal but on the small commercial middle-market, which products you really see as being the best-positioned for you to be able to introduce to the Chubb distribution?

Where do you think the strength that -- you obviously have a very broad product offering on the commercial side. Where do you see the most natural early fits for the growth plan going forward?

Evan Greenberg - ACE Limited - Chairman and CEO

You know, Charles, on one hand, some of it is a little premature. I’m going to give you a general feel. Some of it is a little premature. And we also have plenty of competitors who listen to the phone calls, and we’re hardly going to hand a road map to everybody.

But you can imagine, Chubb does a great job in traditional middle-market products and some specialty products, and towards industry verticals that they have such a deep knowledge of and they’re great at. On the other hand, imagine the products that ACE sells, everything from environmental liability, to farm and ranch, to product recall, to construction. And we could go on and on with a lot of products that will enhance the offerings to those verticals and also might help to expand into a few others as we go along.

That’s middle-market. And that is distinct from small commercial, which we each have sort of nascent efforts towards that we will endeavor to pursue in a far more meaningful way. And I think that’ll present substantial opportunity.

At the same time, I don’t mind telling you, while we have product synergies that we imagined around the world, whether it is cross-selling, which we’re not Pollyana-ish about cross-selling, whether it is new product or new customer cohort. We also imagined revenue dissynergy in the early years, where we have overlap in duplication, where some agents may, or brokers, may think overconcentration in an area, in a line of business, in a customer, et cetera.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

And any of our projections also recognized those. There’s puts and calls in the early two or three years between dissynergies and synergies. Revenue synergies, we imagine, will appear in a real way by year three and year four -- meaning full-year five, substantial.

Charles Sebaski - BMO Capital Markets - Analyst

Do you need to put on more people for the middle-market product offering into that independent agency channel, given Chubb’s underwriters have theirs --

Evan Greenberg - ACE Limited - Chairman and CEO

No.

Charles Sebaski - BMO Capital Markets - Analyst

It doesn’t? You say there’s no more people needed to service that model?

Evan Greenberg - ACE Limited - Chairman and CEO

Not really. Not from what we - - no.

Charles Sebaski - BMO Capital Markets - Analyst

Excellent. Thanks for your answers.

Evan Greenberg - ACE Limited - Chairman and CEO

You’re welcome.

Operator

Sarah DeWitt, JPMorgan.

Sarah DeWitt - JPMorgan - Analyst

I wanted to follow up on the Chubb acquisition on the double-digit earnings accretion. What is in that assumption for net revenue synergies? And where do you think there could be upside? Could you buy less reinsurance? Could you put in some internal quota shares to reduce the tax rate or reinvest the big portfolio?

Evan Greenberg - ACE Limited - Chairman and CEO

Sarah, we’re not going into that detail of specifics of the sources of earnings accretion and how much is coming from revenue and how much is coming from expense. And we’re certainly not going into details about reinsurance. That is actually a competitive secret that we’re not going into.

Sarah DeWitt - JPMorgan - Analyst

Okay. Fair enough.

And then I’d be interested in getting your broader thoughts on industry consolidation. What inning do you think we’re in, in this consolidation wave? And do you think you’ll see more large primary insurance respond to your Chubb acquisition with big deals?

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

Evan Greenberg - ACE Limited - Chairman and CEO

Well, I’ve got a pretty full plate and really am pretty absorbed in all the things around ACE and around Chubb. I don’t know what my competitors are imagining we’re doing at the moment. I don’t know what inning we’re in. I can’t really opine on that. I imagine there will be more acquisition.

I’ve been reading lately that there will be more large acquisitions because of the ACE and Chubb. When I think about it, I’m not sure that’s right. I can’t speak with any certainty; but, first of all, most of my or many of my competitors are very thoughtful. And they’re good operators and they’re good stewards. They attempt to be good stewards of shareholder money. They have a good sense of strategy for their companies.

Anybody who thinks that way, first of all, is going to look at an acquisition not from the point of view of size. They’re going to look at it at the intrinsic value due to the characteristics of that to be acquired on hold. And whether it is truly value creating in a transformative way; otherwise you don’t do something large.

ACE/Chubb, is a very unique opportunity. And we took advantage of that opportunity. And I believe my Chubb colleagues, who were aware of the insights behind it, feel the same way about that opportunity. And so when others are thinking about transformative, well, they’ve got to imagine it’s not simply about size. What does it bring to you? And there aren’t too many obvious combinations when you think that way.

Sarah DeWitt - JPMorgan - Analyst

Okay, great. Thank you for the answers.

Evan Greenberg - ACE Limited - Chairman and CEO

You’re welcome.

Operator

Kai Pan, Morgan Stanley.

Kai Pan - Morgan Stanley - Analyst

Thank you.

First question, Evan, you commented on the pricing details. Thank you so much for the details. But to the pricing, looks like more competitive, especially in large accounts, property, and wholesale. Some of your industry peers opined that the market now is more disciplined in terms of better data analytics and a still low interest rate environment.

So I just wondered what’s your take on that? And do you believe competition about the pricing will get any worse from here? And what that’s got to do with your underwriting margin going forward?

Evan Greenberg - ACE Limited - Chairman and CEO

Kai, first of all, yes, I think that pricing is going to become more competitive from here. And that gets reflected in margins and there’s no two ways about that.

I described to you, and have many times, the levers we have to pull in ameliorating that margin impact. 40% of our business is probably not subject to cycle, not nearly the same way. And we have a lot of portfolio management and underwriting discipline insight and product mix and territory mix that allow us to ameliorate. But you don’t eliminate it. And it will have an impact on margins in due course, on one hand.

Number two, I think the question about cycle management and data and all of that, I think you can’t paint it with a broad brush. And I think those who do are overly simplistic in either how they think or certainly in how they describe. Certain areas of the business, where you have broad distribution reach to get the customer, where you have more homogeneous pools of risk, lower severity-related, higher-frequency related. I think that is where there is a bit more discipline, at least at this time. So you’d say more smaller commercial, more middle-market commercial. I think that is less subject, though hardly immune, on one hand.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

I think as you get up to upper middle-market, larger risk, I think you have a lot of players with a lot less data. People are buying much bigger limits. So you have a lot piling onto the same risk who just have capital and an underwriter and a dog and are chasing some volume. And there, I don’t see that same sort of, Well, the insights of analytics will ameliorate a market cycle.

Kai Pan - Morgan Stanley - Analyst

Thank you so much.

Evan Greenberg - ACE Limited - Chairman and CEO

Everybody wants to put everything into one neat sentence in how the market works on a bumper sticker. And you know what? It’s a lot bigger; it’s a lot farer-ranging. And it’s a lot more dynamic and open and market and free-market oriented and messy, therefore, than you can fit in 10 easy-to-say words.

Kai Pan - Morgan Stanley - Analyst

That’s great.

Second question is reaching to Bank Itau’s PNC business. Just wonder, what’s the progress of the integration over there related to, in particular, the economy in Brazil, as well as any potential claims from the Petrobras investigation?

Evan Greenberg - ACE Limited - Chairman and CEO

In a word, it’s going very well. And I’m going to let John Keogh embellish on that.

John Keogh - ACE Limited - Chairman, ACE Overseas General

Sure. I’ll pick up first the integration piece of it. It’s currently on a plan in our trajectory to bring the two organizations together by end of the year. We’ve received regulatory approval to do that.

As respect to the economy and Petrobras, you all read the same thing and understand that that investigation is widespread and growing. We are obviously keeping a very close eye on it as it develops and mindful of the implications of it. But having said that, as we look at the current state of all we know, there’s nothing we see in terms of claims to our business in Brazil right now that is significant or material.

Certainly the economy is in bad shape. Nothing we’re imagining in the near term that suggests it will get better. And the implications for that right now, in terms of the competitive market in Brazil, is hostile. It’s one of the more difficult markets right now that we’re operating in. And we’ve got some good operators on the ground that understand that, been through a market like this before, been through an economy like this before in Brazil. And we continue to perform well there.

Evan Greenberg - ACE Limited - Chairman and CEO

What we can tell you is, that the Itau/ACE franchise is a very powerful franchise in the commercial P&C business in Brazil with deep relationships. And they’ve done a very good job of maintaining the portfolio. And at the same time, they’re very good underwriters; and, boy, they do know how to use reinsurance.

There is a very hungry market down there. And yet our operation, because of relationships, has a lot of influence and controls a lot of customer access. So in many cases, the road to your share of that business comes through us.

Kai Pan - Morgan Stanley - Analyst

Thank you.

Lastly just a quick number question. On the Fireman’s Fund that you mentioned, like a $50 million nonrecurring. Of the component of that, the $49 million benefit nonrecurring but the $29 million amortization, would that be recurring?

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

Phil Bancroft - ACE Limited - CFO

Both components recur, but the net of the two is very small for the remainder of the year.

Kai Pan - Morgan Stanley - Analyst

But is that $29 million going forward lasting for several years or not?

Phil Bancroft - ACE Limited - CFO

No. It would just be for the remainder of this year.

Kai Pan - Morgan Stanley - Analyst

Okay, great. Thank you so much.

Evan Greenberg - ACE Limited - Chairman and CEO

But you heard him, Kai. That net $15 million we had diminishes significantly as you go to the rest of the [year].

Phil Bancroft - ACE Limited - CFO

Right.

Kai Pan - Morgan Stanley - Analyst

Thank you.

Operator

Brian Meredith, UBS.

Brian Meredith - UBS - Analyst

A couple questions here for you. First, Evan, you talked about pricing. I wonder if you could give us an update on what’s happening with loss trend right now, maybe domestically in the US in the internationally and commercial personal?

Evan Greenberg - ACE Limited - Chairman and CEO

Yes. I’ll ask Sean to opine a little bit on it, but it isn’t any different than we saw last quarter or the quarter before. It’s quite steady. And lost cost is running higher than pricing.

Sean Ringsted - ACE Limited - Chief Risk Officer and Chief Actuary

That’s right. We’re not seeing any material changes in claims frequency in the quarter or year to date, Brian. Trends are generally in line with our limitations for the current accident year.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

On workers’ comp, as a reminder, that’s risk management, ground-up. Loss frequency is slightly lower. And our casualty and professional, we mentioned before, we see frequency changes up and down. But that’s in line with the portfolio management and underwriting actions that Evan mentioned not being systemic or broad-based that we’re seeing now.

Brian Meredith - UBS - Analyst

Great; thanks.

And then second question here, Evan, as a combined Company, Chubb/ACE is going to generate a ton of cash flow. And if I look at Chubb and ACE’s capital management strategies, they’re different strategies.

I’m just wondering. Once you have reached your desired leverage with respect to debt to cap, do you see the ACE strategy evolving anymore closer to what the Chubb strategy was; or do you think it will be roughly similar?

Evan Greenberg - ACE Limited - Chairman and CEO

Well, I think it’ll evolve. I don’t see it as sort of the Chubb’s strategy, which was fundamentally to return all the capital you generate and maybe not have the same level of investment for growth that ACE has had. And our appetite to invest for thoughtful growth will not go away.

We keep faith that we have a franchise to build. And we’ll continue to build, and we’ll continue to invest in that. And that’s organic, fundamentally. Remember, two-thirds of ACE’s growth came organically prior to Chubb and one-third through acquisition.

We’ll maintain, as Chubb, some level of prudence of capital for flexibility, for opportunity, and for risk. And beyond that, I think as you said, you’re going to generate a substantial amount of cash flow. And we had already been returning capital to shareholders excess of what we thought we required for the things I just enumerated. And we will continue on that track, and I think the numbers will just be larger because the total is going to be significantly larger.

Brian Meredith - UBS - Analyst

Okay, that’s very helpful.

Evan Greenberg - ACE Limited - Chairman and CEO

Did you want to say something?

John Keogh - ACE Limited - Chairman, ACE Overseas General

I was going to say, I think as we’ve thought about it, it would be a smaller percentage. It might be a larger number in terms of the total quantum, but a smaller number relative to total organization, right -- to total capital.

Evan Greenberg - ACE Limited - Chairman and CEO

Yes, sure.

Does that help you, Brian?

Brian Meredith - UBS - Analyst

I think that’s helpful. So would you would see a smaller number -- you mean versus what Chubb was doing historically?

Evan Greenberg - ACE Limited - Chairman and CEO

Not dollar number. He was saying percentage (multiple speakers) that’s all.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

Brian Meredith - UBS - Analyst

Got you. Helpful. Thank you very much.

Evan Greenberg - ACE Limited - Chairman and CEO

You’re welcome.

Operator

Jay Gelb, Barclays.

Jay Gelb - Barclays Capital - Analyst

Thank you. I had two unrelated questions. The first was with regard to the global property casualty growth profile for the rest of 2015. I believe the term used was revenue growth. Is that consistent with earned premium growth?

Evan Greenberg - ACE Limited - Chairman and CEO

Written premium growth.

Jay Gelb - Barclays Capital - Analyst

Written; okay. Thank you.

And then the second question, Evan, is with ACE buying Chubb and the combined companies assuming the Chubb brand in the marketplace, does that also mean that from a corporate perspective the Chubb name will be adopted, including things like the stock symbol?

Evan Greenberg - ACE Limited - Chairman and CEO

Including things like what? Oh, the stock symbol? Yes, sir.

Jay Gelb - Barclays Capital - Analyst

Okay. So the combined company going forward will be Chubb Corp?

Evan Greenberg - ACE Limited - Chairman and CEO

We haven’t said Corp, but it will be Chubb. It will be Chubb something. It might be Chubb, Limited as the parent. We have ACE Group Holdings as intermediate holding company; it may be Chubb Group Holdings. We haven’t really come to that part exactly, but you get how I’m thinking about it.

But the symbol will be Chubb. We will start at the top, and we will be unequivocal.

Jay Gelb - Barclays Capital - Analyst

Thanks for clarifying.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

Evan Greenberg - ACE Limited - Chairman and CEO

We’re all in, Jay.

Operator

Meyer Shields, KBW.

Meyer Shields - Keefe, Bruyette & Woods - Analyst

Thanks; good morning. Couple of small-ball questions. One, is there any guidance on the ramp-up of Fireman’s Fund- related DAC amortization?

Phil Bancroft - ACE Limited - CFO

When you say ramp-up, do you mean - - so we’ve said that the DAC amortization that did not occur in the first quarter, was about the $50 million. And that was offset to some extent by the amortization of the intangible that gets established at that point. And what I said just a little bit earlier was, as you go into the out-quarters of this year, those two numbers are also almost equivalent and will have very little bottom-line impact of the two.

Meyer Shields - Keefe, Bruyette & Woods - Analyst

Right. But we should be reverting in -- assuming no changes, we get $50 million in a year?

Phil Bancroft - ACE Limited - CFO

$50 million - - it’ll be more than $50 million in the year. It was $50 million in the first quarter. There’ll be some amounts in each of the subsequent quarters almost directly offset by the amortization of the intangible in those later quarters. As the new business emerges, we’ll be establishing DAC on that. And it will reestablish itself, just like a normal line of business.

Meyer Shields - Keefe, Bruyette & Woods - Analyst

Right. Okay, perfect. I just wanted to make sure I was following it right.

And also there was a bit of a year-over-year increase in DAC in overseas general and reinsurance. And I was wondering if you could talk about what’s going on?

Evan Greenberg - ACE Limited - Chairman and CEO

How about we take that one offline with you?

Phil Bancroft - ACE Limited - CFO

Are you talking about the DAC amortization in those two?

Meyer Shields - Keefe, Bruyette & Woods - Analyst

Yes, the [bulk] acquisition cost ratio.

Evan Greenberg - ACE Limited - Chairman and CEO

Okay. I’ll take that offline.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

Meyer Shields - Keefe, Bruyette & Woods - Analyst

Okay, thanks.

Operator

Larry Greenberg, Janney.

Larry Greenberg - Janney Capital Markets - Analyst

I’m sorry to beat a dead horse on the Fireman’s Fund, but I want to be sure I understand. On the underwriting side of it, the full impact was the DAC. That would’ve flowed in the expense ratio. And that would’ve been the only ratio, other than the combined, obviously, that would’ve been impacted? Am I thinking about that right?

Phil Bancroft - ACE Limited - CFO

Yes, it would be a reduction. We didn’t have the DAC amortization, so it would’ve been a reduction to acquisition costs. And at the same time, it’s an increase to Other Income for the amortization of the intangible.

Evan Greenberg - ACE Limited - Chairman and CEO

But, Larry, you said something that actually we should correct. That’s not the full underwriting impact of the Fireman’s Fund in the quarter. That’s the one-time. There was a modest amount of ongoing, and we haven’t disclosed that amount. We don’t do that.

Larry Greenberg - Janney Capital Markets - Analyst

Right. I’ve got that. Thank you.

And then, Evan, just a general question on the deal. Obviously, there’s going to be a lot of accounting noise related to the transaction. And from our standpoint, it’s going to be challenging to really track the true economic returns that you’ll be generating. And I’ve always viewed you as being very focused on tangible book value and growing tangible book value.

And you’ve been very clear on how much you believe in this transaction and the merits of the transaction. And I think we could probably put together your willingness to accept the tangible book- value dilution in the deal. But I guess my question is just how difficult was it for you to get over the dilution hurdle? Just maybe if you could share some thoughts on that.

Evan Greenberg - ACE Limited - Chairman and CEO

Yes, actually that’s a really good question because, frankly, you hit at maybe the nut of it for me. I had looked at this before over the years. And the tangible book-value dilution stopped me in my tracks each time. I was unwilling to accept it.

In June, I had a lot of time on my hands, idle sitting, because I broke my leg. And I had a lot of time to sit and think when I usually am a pretty active guy. And actually, I spent a lot of time thinking about that. And what I realized -- I came to was, in my own mind -- everybody has to use their own judgment. In my own judgment, I was thinking incorrectly about this. That actually it wasn’t the question of the dilution; it was the question really of how long does it take you to get back to where you were? And how much faster, therefore, will tangible book value grow and will the value creation take place from there?

And, by the way, that then will tie me back into book value and ROE, which I want to speak about for a minute. And what I came to, in my own mind, was that if you could come back to where you actually are right now, in three years, then that’s a period of time of enough certainty to me. You get beyond three, you’re a little more

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

aspirational, you’re less certain. That all else being equal -- that is, all the assumptions are reasonably conservative, and I believe in them of how you get back to that number. Then given the value creation that goes on for many years to come and all that you’re getting from it, that was a price I’m willing to pay.

And the way I think about that is how you come back to book value. Book value grows not tangible; but book grows immediately, mid-single digit. And while ROE is basically flat, it’s basis points dilutive out of the gate; it’s basis points accretive after three years.

But that’s a head fake to me, because it’s the book value now has substantially more goodwill in it. And that goodwill is of a very high quality because it’s an income- producing asset, and it’s a great income-producing asset. It’s Chubb.

And the quality of it, the certainty of it, the ability to grow it, that is what’s meaningful. And so I take that income-producing asset, and I think of that as levered over the tangible book value. And you start growing midteens tangible book out of the gate.

And so that’s how I thought, in total. And it all linked back to me about that tangible book dilution and why you would do that. I hear people talk about ROE and that it’s not ROE accretive. Well, that’s because you have to think a little differently. You’ve levered up your book value with an income-producing asset, that goodwill. So your ROE is necessarily maybe not accretive, but your book value grows more quickly.

So when you think of the formula of price to book, which is really about ROE against book value, book value grows more quickly where ROE is less accretive. And you come to the same place in a price-to-book multiple.

So if that helps you, that’s the total of how I thought about it.

Larry Greenberg - Janney Capital Markets - Analyst

That’s great. Thank you very much.

Evan Greenberg - ACE Limited - Chairman and CEO

You’re welcome.

Operator

Ian Gutterman, Balyasny.

Ian Gutterman - Balyasny Asset Management - Analyst

Larry just stole my thunder a little bit. I wanted to address the two objections I hear from people who are less optimistic about this deal --from investors and analysts -- and why don’t we just continue the tangible book theme because that’s one that comes up a lot.

I agree with most of what you said. I guess I would add even further, I don’t understand why tangible book value is a good way to look at your Company. And I guess the reason I say that is because you could’ve paid $80 for Chubb; and you still would’ve had intangibles, goodwill, of a few billion dollars. In that case, I think no one would say that is bad will, if you will, right?

And so, why should we assume any dollar paid above book value for Chubb is bad, right? Isn’t the real way to look at that is reported book value? Because if you overpaid, you’ll have a low ROE on reported book value going forward. If you underpaid, you’d have a higher ROE on reported book value going forward. So why is tangible book value even a relevant metric for you? You’re not banks where it regulates your capital. I think reported book is a better metric

Evan Greenberg - ACE Limited - Chairman and CEO

You know what? Pick your poison. I think they’re both good metrics. I agree with you that you’re just coming around -- I think what you’re saying to me is the same thing. That goodwill is an income-producing asset and it’s a very high-quality.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

And I think that really gets to be the question. Is it of low quality? Will it ultimately be impaired? And it’s all that that it represents and I agree with that. I also agree that when you’re looking at the economics of these, you’ve got a look through a bit the accounting and the intangible amortization to see the true economic wealth creation that is taking place.

On the other side of the coin, as an operator, I will say that tangible is your most constraining factor. Everything comes off of tangible. And of all leverage, your most constraining is tangible. And we are a balance sheet business, and you can only pay claims out of tangible capital.

And, by the way, regulatory and rating agency is about tangible capital. That’s your ticket to operate and to grow and flexibility. And so you can’t ignore tangible. But I recognize how you’re thinking, which is simply from a financial perspective, an investor perspective, rather than an operating perspective, you’ve got to think both.

Ian Gutterman - Balyasny Asset Management - Analyst

Got it; got it.

Evan Greenberg - ACE Limited - Chairman and CEO

So I don’t disagree with you; but I think you need to be balanced here, Ian. And also, I think where people are coming from about the tangible, it’s -- if you can say I’m growing at midteens, it is telling you that goodwill, which is so much bigger on the balance sheet, that it is a levered asset that is income producing. And that’s what you have to square the circle against those who then talk about ROE. But it’s then, again, as I said, versus a book value that grows more quickly.

Ian Gutterman - Balyasny Asset Management - Analyst

Agreed. And then the other one I’ve heard a bunch is very few people seem to want to give credit for future revenue synergies just because historically for most companies that tends not to materialize as much as cost synergies. But yet the way I hear you talk about it and even in the slides in the release suggesting that the revenue synergies could be in the same ballpark as the cost synergies by year five.

Can you maybe just talk a little bit more about how confident you are in achieving that year five number and what the risks are? Because I think people are kind of being a little too dismissive of that.

Evan Greenberg - ACE Limited - Chairman and CEO

Yes. Listen, I understand the cynicism around it. And, frankly, when I look at these things, often I’m very cynical about them. The notion of, Well, we’ll just cross-sell a lot, is, frankly -- I think is generally wishful thinking. It doesn’t happen in the same way.

When we talk about introducing more product to begin with, by the way, it’s not simply that we’re going to cross-sell to the existing customer who bought three; they’re now going to buy four. No. I don’t see it that way.

I see that here is a substantial distribution with a brand name that we will have access to. And those agents and brokers that we don’t have big relationship with, they have those cohorts of risk on their books now. They have those customers now. And as Chubb is able to introduce more product, we will write more business from those agents. That I feel confident about.

Number two, I do think there is a certain amount of cross-sell. And I think it’s because the products are offered more in either a menu or a package. And I think we can broaden that out. I think they are buying. It’s not a nice-to-have. They’re buying it now from someone else, and Chubb will be able to offer that.

Number three, I think the markets we’re going to drop down into in customer segment, or go up to and broaden our product offering in the upper middle market in USA, I think it’s extremely real. I think the problem is, when you talk about this, you’re not going to do it out of the box, year one, when you’re integrating and you’re setting things up. I think you have to be willing to give it an amount of time.

The first three years is really about the expense synergies we’re going to recognize. But I can tell you, as we all sat down last week even to talk about what the future could look like, where our minds were, our Chubb colleagues, their minds were in the same place. And they recognize the same opportunities, and we’re both sober operators. We’re all about execution, recognizing that strategy is only 10%; the rest is about executing. We all pride ourselves on execution, and we’re all pretty conservative.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

And so are we all wrong? I don’t think so. I don’t think so at all. So I actually do think one plus one together is going to equal much more than the two separately.

And by the way, without being dismissive, disrespectful, anything, I believe that Chubb, a great Company, has underinvested in the last number of years. And that growth, a portion of that growth, comes from sort of correcting for that.

Ian Gutterman - Balyasny Asset Management - Analyst

Got it. So bottom line - -

Evan Greenberg - ACE Limited - Chairman and CEO

This will be a religious discussion, Ian. It’s a faith until you see it and (multiple speakers).

Ian Gutterman - Balyasny Asset Management - Analyst

Right. But you don’t view that as a stretch goal? If I asked you in 2020, Did you get several billion of incremental premium, that’s not a stretch goal? That’s something you think is readily achievable?

Evan Greenberg - ACE Limited - Chairman and CEO

I do. We didn’t put stretch goals in this. We pitched it up the middle.

Ian Gutterman - Balyasny Asset Management - Analyst

Perfect. All right. Thank you.

Evan Greenberg - ACE Limited - Chairman and CEO

You’re welcome.

Helen Wilson - ACE Limited - Senior VP of IR

Operator, we have time for just one more person to ask questions, please.

Operator

Jay Cohen, Bank of America Merrill Lynch.

Jay Cohen - BofA Merrill Lynch - Analyst

Most of my questions were answered. Just one maybe for Phil. Can you give us some range of premium contribution from Fireman’s Fund for the next several quarters, just for modeling purposes?

Phil Bancroft - ACE Limited - CFO

What I could tell you is that in the quarter -- so the nonrecurring -- I mean, the recurring business in the quarter was a premium level in the neighborhood of $120 million.

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JULY 22, 2015 / 12:30PM GMT, ACE - Q2 2015 ACE Ltd Earnings Call

Jay Cohen - BofA Merrill Lynch - Analyst

That’s very helpful.

Evan Greenberg - ACE Limited - Chairman and CEO

Jay. That’s going to spur questions from people of, Wow, something happened. Where’s the Fireman’s Fund volume? We’re not going to go into this. Except what we’re going to say is as part of this transaction we purchased reinsurance, quota-share reinsurance. And so that will square the circle for those who will say the recurring volume appears low to us. Nothing happened. There is not some problem or any of that. Okay?

Jay Cohen - BofA Merrill Lynch - Analyst

Got it.

Evan Greenberg - ACE Limited - Chairman and CEO

But we’re not going to go into detail, of course, about the reinsurance.

Jay Cohen - BofA Merrill Lynch - Analyst

No. Fair enough. This is helpful, though. I appreciate that.

Evan Greenberg - ACE Limited - Chairman and CEO

You’re welcome.

Helen Wilson - ACE Limited - Senior VP of IR

Thank you, everyone, for your time and attention this morning. We look forward to speaking with you again at the end of next quarter. Thank you and good day.

Operator

And that concludes today’s conference. Thank you for your participation.

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Cautionary Statement Regarding Forward-Looking Statements

All forward-looking statements made in this communication, related to the acquisition of Chubb, potential post-acquisition performance or otherwise, reflect ACE’s current views with respect to future events, business transactions and business performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “project” or other words of similar meaning. All forward-looking statements involve risks and uncertainties, which may cause actual results to differ, possibly materially, from those contained in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving ACE and Chubb, including future financial results; ACE’s and Chubb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the transaction due to the failure of Chubb’s shareholders to adopt the transaction agreement or the failure of ACE shareholders to approve, among other matters, the issuance of ACE common shares in connection with the acquisition; the failure to satisfy other conditions to completion of the transaction, including receipt of required regulatory approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of Chubb’s operations with those of ACE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ACE’s, Chubb’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ACE’s and Chubb’s respective shareholders, and in ACE’s and Chubb’s respective filings with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website, located at www.sec.gov, including the sections entitled “Risk Factors” in ACE’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and “Risk Factors” in Chubb’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. ACE undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between ACE and Chubb. In connection with the proposed transaction, ACE intends to file a registration statement on Form S-4, containing a joint proxy statement/prospectus with the SEC. The final joint proxy statement/prospectus will be delivered to the shareholders of ACE and Chubb. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other documents that ACE or Chubb may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ACE will be made available free of charge on ACE’s website at www.acegroup.com. Copies of documents filed with the SEC by Chubb will be made available free of charge on Chubb’s website at www.chubb.com.

Participants in Solicitation

ACE, Chubb and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ACE is set forth in the proxy statement for ACE’s 2015 Annual General Meeting, which was filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Chubb is set forth in the proxy statement for Chubb’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2015, and Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.